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                                                   Commission File No. 000-24381

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

             (Check One): [X] Form 10-K [ ] Form 11-K [ ] Form 20-F
                          [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:  January 31, 2000
 [ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
 [ ] Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------------

         Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Hastings Entertainment, Inc.
Former name if applicable: N/A
Address of principal executive office (Street and number): 3601 Plains
                                                           Boulevard, Suite 1
City, state and zip code: Amarillo, Texas 79102

                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Company has been working with its auditors to determine the impact of previously disclosed accounting adjustments and the required restatements caused by such adjustments. As a result of the additional demands caused by these adjustments and related restatements, the audit for the year ended January 31, 2000 was not completed by May 1, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          John H. Marmaduke         (806)                351-2300
          (Name)                    (Area Code)          (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    Please see attachment on following page.


                          Hastings Entertainment, Inc.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 1, 2000                           By: /s/ John H. Marmaduke
                                               ---------------------------------
                                               John H. Marmaduke
                                               Chairman of the Board, President
                                               and Chief Executive Officer



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                       Securities and Exchange Commission

                            Attachment to Form 12b-25

                           Notification of Late Filing


Attachment for Part IV (3), Change in Results of Operations.

                  The accounting adjustments referred to in Part III will result in non-cash charges to earnings for the period to be covered in the Company's Form 10-K for the year ended January 31, 2000 and for prior periods. Until the Company's audit is completed, a reasonable estimate of the Company's results of operations for the fiscal year ended January 31, 2000 as compared to the Company's results of operations for the year ended January 31, 1999 as previously reported and as restated is not practicable.